Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

PAETEC Holding’s ratios of earnings to fixed charges for the fiscal periods shown below were as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Earnings:
Income (loss) before income taxes	$28,598	$16,233	$18,565	$(398,098)	$(30,043)	$(2,553)	$(10,479)
Plus: Fixed Charges (see below)	11,374	28,206	69,932	76,673	77,465	18,063	22,876

Total Earnings	$39,972	$44,439	$88,497	$(321,425)	$47,422	$15,510	$12,397

Fixed Charges:
Interest expense, including amortization of debt issuance costs, debt discounts, and debt premiums	$10,472	$27,319	$68,373	$73,663	$74,149	$17,224	$22,037
Portion of rental expense deemed to represent interest	902	887	1,559	3,010	3,316	839	839

Total Fixed Charges	$11,374	$28,206	$69,932	$76,673	$77,465	$18,063	$22,876

Ratio of earnings to fixed charges	3.51	1.58	1.27	*	*	*	*

Coverage deficiency	$—	$—	$—	$(398,098)	$(30,043)	$(2,553)	$(10,479)

*	There were insufficient earnings available to cover fixed charges for the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010. As a result, the ratio of earnings to fixed charges was less than 1.0 for each of such periods.